

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 26, 2007

Mr. Graham Taylor, President
Magnus International Resources Inc.
101 Convention Center Drive, 7th Floor
Las Vegas, NV 89109

      Re: **Magnus International Resources Inc.**
                Form 10-K for the Fiscal Year Ended July 31, 2006
                Filed November 14, 2006
                File No. 000-49961

Dear Mr. Taylor:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Karl Hiller
                            Branch Chief